EXHIBIT 99.1

Alvarion (in Receivership) Obtains NASDAQ Listing Extension Through January 13, 2014

ROSH HA'AYIN, Israel, Oct. 14, 2013 (GLOBE NEWSWIRE) -- Alvarion(R) Ltd. (in receivership) (Nasdaq:ALVR) announced today that on October 10, 2013, the Company received notice from The NASDAQ Stock Market LLC ("NASDAQ") indicating that the NASDAQ Listing Qualifications Panel (the "Panel") has granted the Company's request for continued listing on NASDAQ through January 13, 2014.  In order to comply with the terms of this exception, on or before January 13, 2014, the Company must emerge from bankruptcy proceedings in Israel and demonstrate compliance with all applicable requirements for initial listing on NASDAQ.  In the event the Company does not satisfy the terms of the Panel's decision by January 13, 2014, the Panel will issue a final determination to delist the Company's shares from NASDAQ.

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements contained herein are based largely on the Company's current expectations and assumptions and are subject to a number of risks and uncertainties. The Company cautions that trading in its ordinary shares is highly speculative and poses substantial risks. The Company expects that following the approval by the District Court of Tel Aviv – Yaffo of the definitive agreement to sell the Company assets, current shareholders may be significantly diluted and/or currently outstanding ordinary shares may have limited value, and urges extreme caution with respect to any existing or future investments in its ordinary shares. In addition, there is no guarantee that the Company will be successful in its appeal before NASDAQ to keep its ordinary shares listed on NASDAQ. The Company makes no commitment to revise or update any forward-looking statements to reflect any facts, events or circumstances after the date any such statement is made that may bear upon any forward-looking statements.

To receive Alvarion's press releases please e-mail us at ir@alvarion.com. Please see the Investor section of the Alvarion website for more information: http://www.alvarion.com/investors.

Alvarion®, its logo and certain names, product and service names referenced herein are either registered trademarks, trademarks, trade names or service marks of Alvarion Ltd. in certain jurisdictions. All other names are or may be the trademarks of their respective owners.

CONTACT: Investor & Media Contacts:

         Elana Holzman, VP IR
         elana.holzman@alvarion.com